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Ernest T. Poole	Direct Dial: 212-210-9577	E-mail: ernest.poole@alston.com

January 8, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Brasil Telecom S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed March 11, 2008
File No. 1-15256

Dear Mr. Spirgel:

     We are in receipt of your letter dated December 22, 2008, to Mr. Paulo Narcélio Simões Amarel of Brasil Telecom S.A. requesting additional information pertaining to the above-referenced matter. This letter is to advise you that we will provide responses to your letter by January 22, 2009 as discussed.

If you have any questions, please do not hesitate to contact me.

Best regards,

/s/ Ernest T. Poole

Ernest T. Poole

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